January 19, 2011

VIA EDGAR

Justin Dobbie
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5720

Re:	AMERCO Form S-3 Filed October 7, 2010 File No. 333-169832

Dear Mr. Dobbie:

AMERCO requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on January 20, 2011, or as soon as practicable thereafter.  AMERCO also hereby requests a copy of the written order verifying the effective date.

AMERCO hereby acknowledges that:

•  should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AMERCO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  AMERCO may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 19, 2011
Page

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (602) 263-6804.

Very truly yours,

AMERCO

By:           /s/ Jason Berg
Chief Accounting Officer and Principal Financial Officer